EXHIBIT 99.7

Algonquin Power & Utilities Corp. to Host Investor Morning on November 28, 2011

OAKVILLE, ON, Oct. 17, 2011 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that it will host an investor morning on Monday, November 28, 2011. The event will take place at the St. Andrew’s Club & Conference Centre in Toronto, ON.

Chief Executive Officer Ian Robertson will provide a business overview of APUC and discuss key strategic themes of the business including growth metrics, dividends, and synergies between APUC’s power and utilities businesses. In addition, Chief Financial Officer David Bronicheski and members of the company’s key leadership team will deliver comprehensive presentations on the financial, operational and growth plans of the company.

Institutional investors, financial analysts and members of the financial community interested in attending can register in advance for the event by emailing registration@algonquinpower.com.

The investor morning registration will begin at 8:00 a.m. on November 28, 2011, with presentations scheduled from 8:30 a.m. to 1:00 p.m. A light breakfast and lunch will be served.

A live and archived audio and video webcast of the investor morning will be available for those unable to attend the event in person. Please email registration@algonquinpower.com for login details.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 21 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

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For further information:

Kelly Castledine

Telephone: (905) 465-4500

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

CO: Algonquin Power & Utilities Corp.

CNW 13:12e 17-OCT-11